Exhibit 99.1

Kamada Announces Preliminary Revenue for Fourth Quarter and Full-Year 2019 and Provides Full-Year 2020 Revenue Guidance

Full-Year 2019 Revenue Expected to be Between $126.5 Million and $127.5 Million, in-line with Company’s Prior Revenue Guidance

Company Expects Full-Year 2020 Total Revenue to be Between $132 Million and $137 Million

Expected 2020 Revenue Growth Compared to 2019 Anticipated to be Driven by Increased Sales of KEDRAB® in the U.S., as well as the IgG Products Portfolio in International Markets, and Projected Distribution Segment Growth in Israel

Company Expects an Overall Decrease in the Propriety Products Segment’s Annual Gross Margins in 2020 by Approximately 3-5 Percentage Points, as well as an Increase of Approximately 15%-18% in R&D Expenses in 2020, as Compared to 2019

Rehovot, Israel – January 7, 2020 – Kamada Ltd. (NASDAQ & TASE: KMDA), a plasma-derived protein therapeutics company, announced today preliminary and unaudited total revenue for the fourth quarter and full-year 2019. Total revenue for the fourth quarter of 2019 is expected to be between $31.4 million and $32.4 million. Total revenue for full-year 2019 is expected to be between $126.5 million and $127.5 million. Kamada’s anticipated full-year 2019 revenue is in line with the Company’s prior revenue guidance of $125 million to $130 million, which was initially provided at the end of 2018.

For full-year 2020, the Company expects total revenue to be in the range of $132 million and $137 million. The year-over-year revenue growth in 2020 as compared to 2019 is expected to be driven by increased sales in the U.S. of KEDRAB®, Kamada’s anti-rabies IgG product, as well as increased sales of the Company’s Proprietary IgG products portfolio in international markets, and expected growth of the Distribution segment in Israel. As previously communicated, based on Takeda’s inventory planning for GLASSIA®, and as reflected in the recent extension of Kamada’s strategic supply agreement with Takeda for this product, Kamada does not anticipate increased sales of GLASSIA to Takeda in 2020 as compared to 2019, although the number of patients treated with GLASSIA in the U.S. is expected to continue to grow.

The anticipated increase in Proprietary Product sales in international markets is an important step towards the Company’s goal of effectively utilizing the excess capacity at its plant following the planned transition of GLASSIA manufacturing to Takeda in 2021. In 2020, the expected change in product sales mix, as well as reduced plant utilization, is anticipated to result in an overall decrease in the Propriety Products segment’s full-year gross margins of approximately three to five percentage points as compared to 2019.

In addition, due to the planned acceleration in 2020 of the recently initiated pivotal Phase 3 InnovAATe clinical trial evaluating the safety and efficacy of the Company’s proprietary inhaled Alpha-1 Antitrypsin (AAT) therapy for the treatment of AAT Deficiency, Kamada expects an approximately 15% to 18% increase in R&D expenses in 2020, as compared to 2019.

“We are pleased with the strong performance demonstrated throughout our business in 2019,” said Amir London, Chief Executive Officer of Kamada. “We entered 2020 with significant momentum and look forward to the important opportunities ahead of us during the year. Looking further ahead, while the planned transition of GLASSIA manufacturing to Takeda is expected to decrease our revenue and profitability during the years 2021 and 2022, our continued business development efforts are expected to result in resumed revenue and profitability growth beginning in 2023. This growth will be driven by an expected increase in Proprietary Product sales in international markets, an anticipated continued increase in KEDRAB sales in the U.S., the commercial manufacturing of the new specialty hyper-immune globulin product at our facility beginning in 2023, expected growth in our Distribution segment, and the royalties to be paid to Kamada by Takeda on GLASSIA sales. We remain focused on creating long-term shareholder value.”

About Kamada

Kamada Ltd. is focused on plasma-derived protein therapeutics for orphan indications, and has a commercial product portfolio and a late-stage product pipeline. The Company uses its proprietary platform technology and know-how for the extraction and purification of proteins from human plasma to produce Alpha-1 Antitrypsin (AAT) in a highly-purified, liquid form, as well as other plasma-derived Immune globulins. AAT is a protein derived from human plasma with known and newly-discovered therapeutic roles given its immunomodulatory, anti-inflammatory, tissue-protective and antimicrobial properties. The Company’s flagship product is GLASSIA®, the first liquid, ready-to-use, intravenous plasma-derived AAT product approved by the U.S. Food and Drug Administration. Kamada markets GLASSIA® in the U.S. through a strategic partnership with Takeda Pharmaceuticals Company Limited and in other counties through local distributors. Kamada’s second leading product is KAMRAB, a rabies immune globulin (Human) for Post-Exposure Prophylaxis against rabies infection. KAMRAB is FDA approved and is being marketed in the U.S. under the brand name KEDRAB and through a strategic partnership with Kedrion S.p.A. In addition to GLASSIA and KEDRAB, Kamada has a product line of four other plasma-derived pharmaceutical products administered by injection or infusion, that are marketed through distributors in more than 15 countries, including Israel, Russia, Brazil, India and other countries in Latin America and Asia. Kamada has late-stage products in development, including an inhaled formulation of AAT for the treatment of AAT deficiency, and in addition, its intravenous AAT is in development for other indications, such as GvHD, prevention of lung transplant rejection and type-1 diabetes. Kamada also leverages its expertise and presence in the plasma-derived protein therapeutics market by distributing more than 20 complementary products in Israel that are manufactured by third parties.

Cautionary Note Regarding Forward-Looking Statements

This release includes forward-looking statements within the meaning of Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts, including statements regarding (i) preliminary and unaudited total revenue for the fourth quarter and full-year 2019; (ii) expectation of increased sales of KEDRAB® in the U.S. and the Company’s IgG products in international markets driving year-over-year revenue growth in 2020 over 2019; (iii) expectation of growth of the distribution segment in Israel; (iv) the Company not projecting increased sales of GLASSIA to Takeda during 2020 but expecting the number of patients treated with GLASSIA in the U.S. to increase; (v) expectation of increase in product sales in international markets; (vi) expectation for an overall decrease in the Propriety Products segment’s annual gross margins in 2020 by approximately 3-5 percentage points; (vii) expectation of an approximately 15-18% increase in R&D expenses in 2020 over 2019; (viii) commercial manufacturing of the hyper-immune globulin product starting in early 2023; (ix) the expectation that the planned transition of GLASSIA manufacturing to Takeda will significantly decrease our revenue and profitability during the years 2021 and 2022; (x) our continued business development efforts is expected to result in resumed revenue and profitability growth starting 2023; and (xi) that the expected 2023 revenue include the expected increase in Proprietary Product sales in international markets, the expected continued increase in KEDRAB sales in the US, the commercial manufacturing of the new specialty hyper-immune globulin product at our facility starting 2023, the expected growth in our distribution segment and the royalties to be paid to Kamada by Takeda on GLASSIA sales. Forward-looking statements are based on Kamada’s current knowledge and its present beliefs and expectations regarding possible future events and are subject to risks, uncertainties and assumptions. Actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of several factors including, but not limited to, further feedback from the FDA and other regulatory bodies with respect to the design and results of the Inhaled AAT phase 3 clinical study, unexpected results of other ongoing clinical studies, delays of clinical studies including the Phase 3 study as a result of inability to recruit patients, additional competition in the markets that Kamada competes, including AAT, Rabis and IgG products, regulatory delays, prevailing market conditions, corporate events associated with our partners, including Takeda and the hyper-immune globulin product partner, and the impact of general economic, industry or political conditions in the U.S., Israel or otherwise. The forward-looking statements made herein speak only as of the date of this announcement and Kamada undertakes no obligation to update publicly such forward-looking statements to reflect subsequent events or circumstances, except as otherwise required by law.

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CONTACTS:

Chaime Orlev

Chief Financial Officer

IR@kamada.com

Bob Yedid

LifeSci Advisors, LLC

646-597-6989

Bob@LifeSciAdvisors.com